March 15, 2005


Mail Stop 0409

Tom Kidd
President and Chief Executive Officer
Global Business Services, Inc.
213 South Robertson Boulevard
Beverly Hills, CA  90211

Re:	Global Business Services, Inc.
	Form 10-KSB for the year ended June 30, 2004
	Forms 10-Q for the quarters ended September 30 and December
31,
2004
      File No. 0-28587

Dear Mr. Kidd:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended June 30, 2004

Notes to Consolidated Financial Statements

Note 1 - Summary of Accounting Policies

Franchise Fee Recognition, page F-9

1. We note that you recognize revenue on the sale of a franchise when all material services or conditions relating to the sale have been substantially performed or satisfied, which is usually when the franchisee signs a property lease for their store. Supplementally advise us and clarify in future filings why signing a property lease triggers revenue recognition. Does the lease signing always coincide with the commencement of operations? In addition, please explain the nature and timing of any initial services. Reference is made to paragraph 3 of SFAS 45, which states that the commencement of operations is ordinarily the earliest point at which substantial performance, and therefore revenue recognition, could occur.

Area Franchise Fee Recognition, page F-10

2. We note that you recognize the entire area franchise fee upon the completion of a franchise agreement. Please elaborate to us and in future filings whether any contingencies exist that question the recognition of the revenue. For instance, does a right of return exist? Is collectibility reasonably assured? We note that as of June 30, 2004 payment has not been received on several of the notes issued to franchisees.

Store Build-out Revenue Recognition, page F-10

3. We note that you recognize revenues and corresponding expenses related to the build-out of franchisee stores. Tell us what consideration you gave to paragraph 16 of SFAS 45 when determining the accounting treatment for these transactions.

Note 8 - Convertible Preferred Stock, page F-15

4. You disclose that each share of Series A preferred stock is convertible any time after June 30, 2003 into 1.1 shares of common stock, and each share of Series B preferred stock is convertible any time after June 30, 2004 into 1.2 shares of common stock. It appears that a conversion occurred in June 2004 in which both Series A and B preferred stock were converted to common stock on a 1 for 1 basis. Please advise us of the nature of this discrepancy and revise your future filings for consistency.


Form 10-QSB for the quarter ended September 30, 2004

Notes to Consolidated Financial Statements

Note 2 - Convertible Note Payable and Warrants, page 8

5. Please supplementally advise us how you considered EITF 98-5 and
APB 14 in accounting for the conversion feature and detachable stock warrants, respectively. From your disclosure, it appears that you have not allocated any proceeds to either of these items.

Form 10-QSB for the quarter ended December 31, 2004

6. We note that you have not filed a quarterly report for the period ended December 31, 2004. Please file this report to be in compliance with Section 13(a) the Securities Exchange Act of 1934.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears, Staff Accountant, at (202)
824-5346 or the undersigned at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
Senior Staff Accountant

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Global Business Services, Inc.
March 15, 2005
Page 1